UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Dover Downs Gaming & Entertainment, Inc.
(Name of Issuer)

$.10 Par Value Common Stock
(Title of Class of Securities)

26009510
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                                Rule 13d-1(b)

☐                                Rule 13d-1(c)

☒                                Rule 13d-1(d)

CUSIP No.  26009510

1.	Names of Reporting Persons: Gary W. Rollins I.R.S. Identification Nos. of above persons (entities only). Not required.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)

	(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares	5.	Sole Voting Power: 1,421,000

Beneficially	6.	Shared Voting Power: 0

Owned by Each Reporting	7.	Sole Dispositive Power: 1,421,000

Person With:	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,421,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person (See Instructions): IN

Item 1.
	(a)	Name of Issuer Dover Downs Gaming & Entertainment, Inc.

	(b)	Address of Issuer's Principal Executive Offices 1131 N. DuPont Highway, Dover, DE 19901

Item 2.
	(a)	Name of Person Filing Gary W. Rolllins

	(b)	Address of Principal Business Office or, if none, Residence c/o Rollins, Inc., 2170 Piedmont Street, NE, Atlanta, GA 30301

	(c)	Citizenship United States

(d)

Title of Class of Securities

The class of equity security to which this Schedule 13G relates is the Common Stock (the “Common Stock”), par value $.10 per share, of Dover Downs Gaming & Entertainment, Inc., a Delaware corporation (the “Company” or the “issuer”).  The Common Stock is publicly traded.  The ownership reflected above includes both Common Stock and Class A Common Stock.  Class A Common Stock is not publicly traded.  Class A Common Stock entitles the holder to ten (10) votes per share and is convertible at any time into shares of Common Stock on a one-for-one basis at the option of the shareholder.  As a result, under Rule 13d, a holder of Class A Common Stock is deemed to have beneficial ownership of the Common Stock which such shareholder may acquire upon conversion of the Class A Common Stock.  The percentages set forth herein assume the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into Common Stock.

	(e)	CUSIP Number 26009510

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership.

(a)

Amount beneficially owned: 1,421,000. This amount is current as of the date of this filing. The Reporting Person beneficially owns 1,421,000 shares of Class A Common Stock or 11.9% of the shares of Common Stock outstanding based on the Company’s most recent filing with the Securities Exchange Commission (which for these purposes assumes the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person).

	(b)	Percent of class: 11.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,421,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,421,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2003

/s/ Gary W. Rollins
Gary W. Rollins

Attention:                  Intentional misstatements or omissions of fact constitute Federal criminal violations  (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13g.htm

Last update: 11/05/2002